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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of February 2005

                              INTEROIL CORPORATION
             (Exact name of Registrant as specified in its charter)
                        COMMISSION FILE NUMBER 001-32179

                              NEW BRUNSWICK, CANADA
         (State or other jurisdiction of incorporation or organization)

                                SUITE 2, LEVEL 2
                        ORCHID, PLAZA 79-88 ABBOTT STREET
                           CAIRNS, QLD 4870, AUSTRALIA
                    (Address of principal executive offices)

       Registrant's telephone number, include area code: (61) 7 4046 4600

               Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F [ ] Form 40-F [X]

   Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the
     Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       INTEROIL CORPORATION

                                       By: /s/ Gary M. Duvall
                                           -------------------------------------
                                           Gary M. Duvall
                                           Vice President, Corporate Development

                                       Date: February 28, 2005

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                              INTEROIL CORPORATION
                     FORM 6-K FOR THE MONTH OF FEBRUARY 2005

                                  Exhibit Index

1. Press release dated February 28, 2005 related to InterOil's unaudited financials release.

2. Press release dated February 28, 2005 related to InterOil's exploration program.

3.    Indirect Participation Interest Agreement dated February 25, 2005.

4.    Registration Rights Agreement dated February 25, 2005.